UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

On May 5, 2023, the Company filed the original Current Report on Form 6-K to report that it received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department notifying the Company that it is not currently in compliance with Listing Rule 5450(b)(1)(A), the minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Market (the “Rule”). The Company noted that it could attempt to get an extension from Nasdaq, potentially until October 31, 2023, to evidence compliance by submitting an acceptable plan regarding how it would regain compliance. The Company is filing this amendment to report that after submitting a plan of how it intends to regain compliance with the Rule, on July 12, 2023, Nasdaq notified the Company that it would have until October 2, 2023 to regain compliance with the Rule. If the Company does not satisfy the terms of the plan by such time, Nasdaq will provide written notification that its securities will be delisted, which the Company can appeal.

This report shall not constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: July 14, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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